    As filed with the Securities and Exchange Commission on October 26, 2001

                                                      Registration No. 333-57454
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                               AMENDMENT NO. 3 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                       -----------------------------------

                             MAI SYSTEMS CORPORATION
             (Exact name of registrant as specified in our charter)

                       -----------------------------------

           Delaware                              7373                         22-2554549
(State or other jurisdiction of      (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)       Classification Code Number)        Identification Number)

                               9601 Jeronimo Road
                            Irvine, California 92618
                                 (949) 598-6000

              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       -----------------------------------

                                David M. Griffith
                                 General Counsel
                               9601 Jeronimo Road
                            Irvine, California 92618
                                 (949) 598-6183
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                       -----------------------------------

                                   Copies to:
                                W. Brian Kretzmer
                      Chief Executive Officer and President
                             MAI Systems Corporation
                               9601 Jeronimo Road
                            Irvine, California 92618
                                 (949) 598-6000

                       -----------------------------------

     Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this Registration Statement as the selling shareholders shall determine.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       -----------------------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                         PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
    TITLE OF EACH CLASS OF            AMOUNT TO          AGGREGATE PRICE       AGGREGATE OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED       BE REGISTERED          PER UNIT(1)              PRICE(1)              FEE
------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value       3,231,333 Shares           $.48                 $1,551,398           $387.76
==================================================================================================================

(1)  The filing fee of $387.76 on 3,231,333 shares was paid previously.

                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE OR UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                3,231,333 Shares

                             MAI Systems Corporation

                                  Common Stock

     This is an offering of shares of common stock of MAI Systems Corporation from time to time by the selling shareholders. We will not receive any proceeds from sales of our common stock by the selling shareholders.

     Our common stock is listed on the American Stock Exchange under the symbol "NOW." The last reported sales price of the common stock on Octtober 24, 2001 was $.22 per share.

     YOU SHOULD READ THE RISK FACTORS BEGINNING ON PAGE 5 IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF OUR COMMON STOCK.

     The selling shareholders may from time to time offer and sell the shares directly or through agents or dealers at market prices or on other sale terms determined by the selling shareholders. To the extent required, we will disclose in a prospectus supplement the names of any agent or dealer, applicable commissions or discounts and any other required information with respect to any particular offer. See "Plan of Distribution."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Our principal executive offices are located at 9601 Jeronimo Road, Irvine, California 92618 and our telephone number is (949) 598-6000.



                 The date of this prospectus is October 26, 2001

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
          Introduction .............................................   1

          Risk Factors .............................................   3

          Our Company ..............................................   7

          Use of Proceeds ..........................................  10

          Description of Capital Stock .............................  10

          Shares Eligible for Future Sale ..........................  13

          Selling Shareholders .....................................  14

          Plan of Distribution .....................................  16

          Validity of Securities ...................................  17

          Experts ..................................................  17

          Where You Can Find Additional Information ................  18

                                  RISK FACTORS

     An investment in our common stock offered hereby involves a high degree of risk. You should carefully consider the following factors carefully before deciding to purchase shares of our common stock.

ONE OF THE SELLING SHAREHOLDERS OWNS A SIGNIFICANT PERCENTAGE OF OUR STOCK AND MAY BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE

     One of the selling shareholders, CSA Private Limited, beneficially owns approximately 18% of our common stock before this offering. This selling shareholder received these shares pursuant to our acquisition of our Hotel Information Systems subsidiary as described under "Selling Shareholders - Circumstances Under Which Selling Shareholders Acquired Shares." If this shareholder decides not to sell its shares of common stock or sells the shares in a block to a third party, either this selling shareholder or the party or parties it sells to in any "block" sale may be able to exert significant influence over our affairs because they will have approximately 18% of the voting control on any matter that may be submitted for a shareholder vote. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

     See "Selling Shareholders" for information about the ownership of common stock by the other selling shareholders.

THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO SALES BY THE SELLING SHAREHOLDERS PURSUANT TO THIS OFFERING

     Sales by the selling shareholders of a part or substantially all of their shares of our common stock in the market or the perception that sales may occur could cause the market price of our common stock to drop.

     At October 26, 2001, we had 13,691,085 shares of common stock outstanding. Presently, approximately 54% of our outstanding shares are freely tradable. Upon registration of the shares owned by the selling shareholders approximately 76% of our outstanding shares will be freely tradable, The remaining shares are either held by "affiliates," as defined under Rule 144 under the Securities Act of 1933, or are "restricted securities" under such rule. In such cases, shares may be sold pursuant to registration under the Securities Act, or to the extent permitted by Rule 144 or another exemption under the Securities Act.

OUR AGREEMENTS WITH OUR PRIMARY LENDER AND TWO OTHER SUBSTANTIAL CREDITORS REQUIRE SUBSTANTIAL ON-GOING PAYMENTS

     We have agreements with Coast Business Credit ("Coast") and two other creditors that require substantial on-going payments and affect the availability of our cash flow to be used for other material company operations . See "The Company - Recent Developments." As of October 26, 2001 these obligations were as follows:

     o A balance due to Coast of approximately $2,597,000 on a secured revolving credit facility with a current monthly payment obligation of approximately $30,000;

     o A balance due under our 11% subordinated notes payable to an investment fund managed by Canyon Capital Management LP ("Canyon") of approximately $5,500,000, with a current weekly interest payment obligation of $12,500, which shall increase to $25,000 per week commencing in 2002; and

     o A secured promissory note due to CSA in the amount of $2,800,000, with monthly payments of $37,500 commencing on March 1, 2002 and ending on September 1, 2002, and monthly payments of $107,500 commencing on October 1, 2002 until all outstanding principal and interest is paid.

     As of October 26, 2001 we are presently current on our payment obligations to Coast and Canyon and there are no defaults and we are in compliance with all covenants under our respective agreements with these entities. In the event that we are unable to meet the required payments to our primary lender or meet our payment obligations to our other secured creditors, they are entitled to exercise certain rights under the respective agreements we have with them, including but not limited to, foreclosing on all of our tangible and intangible assets. Such action would have a substantial adverse effect on our ability to continue as a going concern.

OUR LOSSES AND NEGATIVE CASH FLOW MAY CONTINUE

     Although we were profitable for the year ended December 31, 2000 and the six months ended June 30, 2001, we incurred substantial operating losses and net losses on an annual basis for the previous four fiscal years. For the year ended December 31, 1999, we had an operating loss of $8.9 million, a net loss of $10.8 million and negative cash flow from operating and investing activities of $0.7 million. For the year ended December 31, 2000, we had operating income of $2.2 million, net income of $0.8 million and negative cash flow from operating, investing and financing activities of $1.7 million. For the six months ended June 30, 2001, we had operating income of $2.6 million, net income of $1.7 million and negative cash flow from investing and financing activities of $488,000. We cannot assure you that we will attain profitability on a consistent basis.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY NEGATIVELY IMPACT OUR STOCK PRICE

     Our annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors, including:

     o  the timing of significant orders,

     o the timing of product enhancements and new product introductions by us, our technology vendors and our competitors,

     o  the pricing of our products and services, and

     o  economic and competitive conditions specific to our industry.

     Typically, the orders we receive in one quarter are delivered and installed by the following quarter. However, many of our sales involve lengthy sales cycles and installations. Consequently, it is not possible to predict with any reliability the periods within which a sale may close or when we will recognize revenue. As a result, our operating results may be materially affected if a single transaction is completed earlier or later than expected. It is likely that in some future periods our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially adversely affected.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL FUNDING ON SATISFACTORY TERMS, WHICH COULD DILUTE OUR STOCKHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS

     As stated above, we have incurred substantial indebtedness with four creditors which must be repaid or restructured over the next thirty months. We anticipate that this indebtedness will require additional financing. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. This financing may also dilute existing stockholders. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants or to repay such indebtedness when due would have a material adverse effect on our business, prospects, financial condition and results of operation.

THE MARKET IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND WE MAY FACE INCREASED COMPETITION FROM NEW ENTRANTS AND ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES

     We face significant competition in all sectors of the market for computer-based solutions and support and maintenance services which we offer. We have numerous competitors in each of our business lines, which vary widely in their size, capabilities, market segments and geographical areas, many of which are larger and have financial resources far greater than we have. Within our markets competition comes primarily from competing software applications vendors, principally with regard to our hospitality and manufacturing products, and from local value-added resellers and independent software vendors, who usually resell hardware or networking products of larger original equipment manufacturers. We also face competition, to a lesser extent, from independent service organizations, which provide service to end users of our software products. Many of our services are also provided by our customers' in-house information services departments. There can be no assurance that we can effectively compete with any or all of our competitors in any of our business lines. Our competitors may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. There can be no assurance that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

THE SOFTWARE INDUSTRY FOR HOSPITALITY MANAGEMENT AND PROCESS MANUFACTURING IS UNDERGOING RAPID TECHNOLOGICAL CHANGES AND NEW SOFTWARE INTRODUCED BY THIRD PARTIES MAY BE SUPERIOR TO THE SOFTWARE THAT WE OWN OR LICENSE

     The software industry for hospitality management and process manufacturing is subject to rapid and significant technological change. We cannot predict the effect of technological changes on our business. We expect that new products and services will emerge in the markets in which we compete. These new products and services may be superior to the products and services that we use or these products and services may render our products and services obsolete. Our failure to anticipate or respond adequately to the changes in technology and customer preferences, or to develop and introduce new products in a timely fashion, could materially adversely affect our business and operating results.

TRADING IN OUR COMMON STOCK IS LIMITED

     The recent trading volume for our common stock has been small, and the market for our common stock has been less liquid than that of many other publicly traded companies. During the nine months ended September 30, 2001 , the average daily trading volume has been less than 20,000 shares, whereas the average daily trading volume for an American Stock Exchange listed stock is substantially higher. There can be no assurance that a stockholder who desires to sell shares of common stock can sell all of the shares that the stockholder desires to sell, either at all or at the desired times or prices.

OUR PRINCIPAL BUSINESS LINE, HOSPITALITY SYSTEMS, IS SUBJECT TO CYCLICAL BUSINESS CONDITIONS

     We believe that the growth of our hospitality information systems business is attributable in part to the current health of the hospitality industry, compared to the condition of that industry in the early 1990's. Approximately 73% of our gross revenues were derived from sales to the hospitality industry in the year ended December 31, 2000. We cannot predict the duration of the current favorable climate in the hospitality industry. Any significant slowdown in the hotel occupancy rates in our primary market in the United States could have a material adverse affect on our financial performance.

OUR CONTRACT SERVICES BUSINESS IS VOLATILE

     We are subject to the risks associated with a contract services business, including dependence on reputation with existing customers, volatility of workload and dependence on our ability to retain qualified technical personnel. Also, a substantial portion of our contract services revenue may be derived from the performance of services under fixed-price contracts. There can be no assurance that we can consistently perform in a profitable manner under these contracts, especially in the field of software development, where cost overruns are common-place.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO ADDITIONAL RISKS

     Approximately 21% of our revenues in the year ended December 31, 2000 were derived from foreign operations and approximately 29% of our work force is based outside the domestic United States. Our financial performance is affected to some extent by the fluctuation in value of the US dollar in relation to the local currencies of the countries in which we do business. In addition, our foreign operations are subject to the usual risks that may affect such operations, including import and export restrictions, possible expropriation or other governmental actions, taxes and political changes. International sales are subject to inherent risks, including:

     o  recessions in economies outside the United States,

     o  limited protection of intellectual property rights in some countries,

     o  political instability,

     o  unexpected changes in regulatory requirements and tariffs,

     o  difficulties in staffing and managing foreign operations,

     o the possibility of subsidization of our competitors and the nationalization of business,

     o  longer payment cycles,

     o  greater difficulty in accounts receivable collection, and

     o  potentially adverse tax consequences.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

     Our success depends to a significant degree upon our proprietary technology upon and our licensing rights to the principal application software products that we market. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect our proprietary technology. However, these measures provide only limited protection, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any litigation to enforce our intellectual property rights would be expensive and time-consuming, would divert management resources and may not be adequate to protect our business.

     We could be subject to claims that we have infringed the intellectual property rights of others. In addition, we may be required to indemnify our resellers and users for similar claims made against them. Any claims against us could require us to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available at all or on acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, prospects, financial condition and results of operations.

WE COULD BE DELISTED FROM THE AMERICAN STOCK EXCHANGE

     We were notified in the fourth quarter of 2000 by The American Stock Exchange ("AMEX") that we no longer comply with the requirements for continued listing and have subsequently met with exchange officials to review such requirements. Based upon this meeting the AMEX determined that it would continue our listing pending review of our Form 10-K for 2000 and requested a report updating the exchange on financial projections and other operational matters. In May 2001 we submitted a detailed report regarding how we intend to correct the deficiencies which exist. The report addressed the AMEX's stated concerns about our losses in three of the four most recent fiscal years and our negative stockholder's equity. On July 17, 2001 we received a letter from the AMEX stating that it would continue our listing pending a review of our Form 10-Q for the period ending September 30, 2001 and requesting that we submit a supplemental report updating the exchange on our financial condition by November 30, 2001.

     We cannot provide any assurance that we will remain listed on the American Stock Exchange or that we will not be delisted at some later time. In the event of a delisting, we will attempt to have our common stock listed on the over-the-counter electronic bulletin board sponsored by Nasdaq. In such event, investors may find it more difficult to trade in our common stock or to obtain accurate, current information concerning market prices. This could have a substantially negative impact on the trading prices and the liquidity of the market for our common stock. In addition, there would likely be a more negative perception of our company by investors, customers and third parties doing business or considering doing business with us. Also, following delisting, our company would be treated less favorably with respect to regulatory requirements that are dependent upon listing on a national stock exchange. For example, our common stock would cease to be a covered security for purposes of Section 18 of the Securities Act of 1933, which provides an exemption from state securities registration or qualification requirements.

FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN

     Some statements under the caption "Risk Factors," and elsewhere in this prospectus or in the documents incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements that are not historical facts. When used in this prospectus or in the incorporated documents, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those described in this "Risk Factors" section, actual results may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   OUR COMPANY

     We provide total information technology solutions primarily to the hospitality, resort and destination industry and to mid-sized process manufacturers. Our solutions typically include applications software, computer hardware, peripherals and wide and local area network design, implementation, installation and support. The software applications are generally our own proprietary software, or software which is licensed to us on an exclusive or non-exclusive basis. The hardware, peripherals and networking systems are generally third-party products which we distribute. Directly and through our arrangement with third parties, we provide on-site and off-site service and support to users of our network and systems hardware.

     We continue to provide principally maintenance services to our installed base of customers. These products and services are designed to enable customers to benefit from their investment in our host-based information (legacy) systems. Our OpenBASIC application environment permits customers using application software written in the Business BASIC programming language to continue to use such application software on selected hardware platforms designed for the UNIX, MS-DOS and Novell environments. Optional OpenBASIC modules permit developers to enhance their Business BASIC applications by integrating them with popular UNIX and MS-DOS/Microsoft Windows software.

     In 2000, our revenue was derived from the following product lines:

                                                  Percentage of
                                                  Total Revenue
                                                  -------------
             Hospitality                               72.7%
             Process Manufacturing                     11.1%
             Legacy                                    16.2%
                                                      -----
             Total                                    100.0%
                                                      =====

     Our primary business objective is to put in place long-term information technology partnerships with our customers by designing, installing and supporting customer-specific total information management solutions. Focusing primarily on the hotel, motel and resort destinations industry and solutions for mid-sized process manufacturers, we design, sell, install and support information management solutions featuring complex wide area networks ("WANs") and local area networks ("LANs"). We provide a wide array of products and services to our installed base of approximately 6,000 customers and continue to make direct sales of certain products and services which enhance, upgrade and extend the useful life of our legacy systems.

     We market our products and services primarily through a teamselling approach, which utilizes our nationwide network of sales offices. This approach involves a coordinated effort between our field sales personnel, and our corporate office software development, marketing, contract administration and financial staff. All of our products and services are also available through a limited number of distributors, independent value-added resellers ("VARs"), authorized service representatives and independent software vendors ("ISVs").

     Our activities are conducted principally in the following areas:

     o  United States, Canada, and Europe.

     o  Hong Kong, Singapore, Malaysia and the People's Republic of China.

     o  Mexico, Central America and South America

     During 2000, our aggregate revenue was derived from geographic areas as follows:

                                                    Percentage of
                                                    Total Revenue
                                                    -------------
             United States                               79.1%
             Asia                                        10.5%
             Canada                                       4.7%
             United Kingdom                               3.4%
             Other Areas                                  2.3%
                                                        -----
               Total                                    100.0%
                                                        =====

     The provision of around-the-clock customer service is a cornerstone of our business. As of February 28, 2001, we had software support agreements with approximately 1,500 customers. Additionally, we had hardware maintenance agreements with approximately 1,000 other customers. We employ approximately 84 technicians to provide support for our applications software products.

     Telephonic support, which is primarily to assist licensees of our applications products, is provided from our response centers located in Irvine, California, Concord, California, Tarrytown, New York, Singapore, Hong Kong and the United Kingdom. We utilize telephony and call center technology to enable our support technicians to quickly identify and resolve customers' software related computing problems.

     Our maintenance services are generally provided pursuant to individual maintenance contracts with customers, although time and material services are provided in some areas. Such support and maintenance are of varying duration, provide prospective cancellation rights and require advance payment of fees to us. Substantially all of the revenue earned by maintenance operations is invoiced to customers in advance.

SENIOR LENDER ARRANGEMENTS

Coast

     In April 1998 we negotiated a $5,000,000 secured revolving credit facility with Coast Business Credit ("Coast"). On July 28, 1999, we obtained a Bridge Loan from Coast in the amount of $2,000,000 and amended our credit agreement to allow for aggregate borrowings on an interest only basis under the credit facility and Bridge Loan not to exceed $6,000,000. Due to a temporary event of default on the Bridge Loan and the secured revolving credit facility and pursuant to a forbearance agreement with Coast, we began making weekly principal payments of $25,000 on the Bridge Loan commencing in September 1999. During the default period, we also paid $40,000 in default fees to Coast in 1999 and $30,000 in 2000. The facility was again amended on April 13, 2000. In accordance with the amendment, the Bridge Loan requires $35,000 weekly principal payments until it is paid in full. In connection with the amendment, Coast waived all existing defaults and reduced the aggregate borrowings on an interest only basis under the credit facility to an amount not to exceed $3,360,000. Additionally, we agreed to pay Coast a fee of $300,000 in bi-weekly installments of $35,000 commencing after the Bridge Loan is paid in full. The Bridge Loan and $300,000 loan fee were paid in full in 2001.

Canyon

     In March 1997 we issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon"). In September 1997 this indebtedness was reduced to $5,250,000 through application of a portion of the proceeds realized from the exercise of warrants by Canyon. The notes call for semi-annual interest payments. On September 3, 1999, we failed to make the semi-annual interest payment due on that date in the amount of $288,750.

     We subsequently entered into a forbearance agreement which provided for weekly interest payments to Canyon of $12,500 effective January 1, 2000. In addition, we executed a security agreement, which provided Canyon with a lien on all of our tangible and intangible property, which lien is junior to the lien granted to Coast.

     On April 13, 2000, we entered into an agreement with Canyon which waived all existing events of default, accelerated the note maturity date to March 3, 2003 and provided for continued weekly interest payments of $12,500, which will increase to $25,000 commencing in 2002. . On January 31, 2001, we entered into an agreement with Canyon whereby the specified accrued interest of $431,000 was added to the principal balance of the subordinated notes payable. As part of this agreement, we also agreed to pay Canyon an additional $79,000 loan fee, of which $29,000 was added to principal.

Wang - Getronics Corporation

     On December 2, 1996 we executed outsource agreements with Olivetti North America, Inc. ("ONA") in the United States and with Olivetti Canada Ltd. in Canada, for on-site repair and warranty service and telephonic support for the Company's Legacy customers. On July 26, 1999, Wang Global Corporation ("Wang"), the parent of ONA, filed for arbitration, alleging breach of contract for payments due for maintenance services provided by Wang. Wang claimed that the amount due from us exceeded $3.7 million. We filed a counterclaim for breach of contract and unfair business practices. Getronics Corporation ("Getronics") answered the counterclaim in the arbitration, asserting that it was the successor-in-interest to ONA and Wang.

     In September 2000, the parties settled all of their disputes. Pursuant to that settlement, the parties dismissed the arbitration proceeding and terminated their outsourcing agreements. We agreed to pay Gentronics a total of $1,124,000 based upon various payment installments through September 2002. Through a series of accelerated payments this obligation was extinguished in July 2001.

RECENT DEVELOPMENTS

CSA and Other Dispute Settlements

     As part of our settlement with CSA in February 2001 we agreed to issue to CSA 1,916,014 additional shares of common stock and to execute a secured debt instrument in the principal sum of $2,800,000 which is subordinate only to our present group of three (3) senior secured lenders and requires cash installment payments to commence June 1, 2002. The note matures on October 1, 2003.

     At about the same time as the CSA settlement we also entered into agreements with five creditors to retire approximately $2.2 million of current obligations in exchange for 798,000 shares of our common stock and approximately $470,000 in cash.

     See "Selling Shareholders - Circumstances Under Which Selling Shareholders Acquired Shares."

American Stock Exchange Listing

     We were notified in the fourth quarter of 2000 by The American Stock Exchange ("AMEX") that we no longer comply with the requirements for continued listing and have subsequently met with exchange officials to review such requirements. Based upon this meeting the AMEX determined that it would continue our listing pending review of our Form 10-K for 2000 and requested a report updating the exchange on financial projections and other operational matters. In May 2001 we submitted a detailed report regarding how we intend to correct the deficiencies which exist. The report addressed the AMEX's stated concerns about our losses in three of the four most recent fiscal years and our negative stockholder's equity. On July 17, 2001 we received a letter from the AMEX stating that it would continue our listing pending a review of our Form 10-Q for the period ending September 30, 2001 and requesting that we submit a supplemental report updating the exchange on our financial condition by November 30, 2001.

Gaming Systems International

     In June 1999 we sold our gaming subsidiary, Gaming Systems International ("GSI"), to Logix Development Corporation, a Nevada corporation ("Logix") for $4,925,000 payable through the execution of three promissory notes. Due to a default by Logix in the payment of interest on two of the notes, we agreed on April 6, 2001, to the reconveyance to us of the assets and certain liabilities of Logix in lieu of instituting foreclosure proceedings. Other terms of the reconveyance agreement included: (i) the issuance to us of a new $1,100,000 promissory note by Logix Development Corporation, a California corporation ("Logix California") secured by a pledge of shares in Logix California by one of its principal shareholders (the note bears interest initially at the per annum rate of 8.75%, with 36 equal principal payments and interest payments commencing in the thirteenth month after issuance and the balance all due and payable 48 months after issuance; (ii) in the event that a sale of GSI is accomplished, then subject to certain conditions, a portion of the sale price may be applied to reduce the outstanding balance of the Logix California note; and (iii) rights to certain proprietary software were transferred from Logix California to GSI.

     On July 27, 2001 we executed an asset purchase agreement with Monaco Informatiques Systemes S.A.M., a Monaco Corporation and Monaco Informatiques Systems - USA, Inc., a Nevada corporation, for the sale of GSI for a purchase price approximating $3,200,000. The closing occurred concurrently with execution of the agreement, and a portion of the purchase price was received at that time, while the balance of the proceeds will be received over the period of 18 months from closing.

                                 USE OF PROCEEDS

     All net proceeds from the sale of shares by this prospectus will go to the selling shareholders. We will not receive any proceeds from the sale of the shares.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary information is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. See "Information Available to You" for more information.

     Our authorized capital stock consists of 24,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of October 26, 2001, 13,656,085 shares of common stock were issued and outstanding, and there were 553 holders of record of common stock. As of October 26, 2001, there were no shares of preferred stock issued and outstanding. We also have warrants and stock options outstanding, as described below.

COMMON STOCK

Dividends

     Subject to the prior rights of any outstanding preferred stock, the holders of common stock are entitled to receive dividends out of assets legally available for payment of dividends at such times and in such amounts as the board of directors may from time to time determine.

Voting Rights

     Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of our directors, subject to any class or series voting rights granted to the preferred stock. There is no cumulative voting. The board of directors is expressly authorized to adopt, amend or repeal the by-laws in any manner not inconsistent with Delaware law or the certificate of incorporation, subject to the power of the stockholders to adopt, amend or repeal the by-laws. The certificate of incorporation may be amended by an affirmative vote of the holders of a majority of our outstanding capital stock entitled to vote on the matter, subject to any class or series voting rights granted to the preferred stock.

Liquidation Rights and Other Matters

     The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata any of our assets which are legally available for distribution after payment of all debts and other liabilities and subject to any preferential rights of the holders of preferred stock.

PREFERRED STOCK

     As of October 26, 2001, we have no series of preferred stock issued and outstanding, although our Articles of Incorporation provide that our board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine, without further action by our stockholders.

     The issuance of additional preferred stock by the board of directors could adversely affect the rights of holders of common stock. For example, the issuance of preferred stock could result in another series of securities outstanding with preferences over the common stock with respect to dividends and in liquidation, with voting rights superior to the common stock, or with rights, upon conversion or otherwise, the same or superior to the common stock.

     We believe that the board of directors' ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, the board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by the board of directors likely to support current management in a contest for control of the company, either as a precautionary measure or in response to a specific takeover threat. The ability of the board of directors to issue additional preferred stock or the issuance of such preferred stock could have the effect of delaying, deferring or preventing a change in control of MAI Systems Corporation without any further action by the holders of common stock. We have no current plans to issue preferred stock for any purpose.

WARRANTS AND OPTIONS

     Pursuant to a bridge loan extended to us of $2,000,000 we issued 33,000 warrants to Coast Business Credit on July 30, 1999 to purchase 33,000 shares of our common stock at $2.75 per share. These warrants expire on July 30, 2003 and are immediately exercisable. These warrants have certain registration rights as discussed below under "Registration Rights".

     In August 1999 we extended warrants originally issued in 1994 to our chairman, Richard Ressler, to purchase up to 467,105 shares of Common Stock at $1.90 per share which warrants now expire on August 14, 2001.

     On May 26, 2000 we issued warrants to our chief executive officer, W. Brian Kretzmer to purchase 225,000 shares of our common stock at $0.56 per share. These warrants expire on May 26, 2010 and are exerciseable at the rate of 33-1/3% on August 2, 2000, August 2, 2001 and August 2, 2002.

     On February 2, 2001 we issued warrants to our general counsel, David M. Griffith, to purchase 25,000 shares of our common stock at $0.36 per share. These warrants expire on February 2, 2011 and were fully exerciseable on their grant date.

     We also have options outstanding and available for grant under our stock option plan, including outstanding and currently exercisable options to acquire 785,899 shares of our common stock as of October 26, 2001.

REGISTRATION RIGHTS

     Pursuant to various registration rights agreements, including agreements with most of our officers, directors and significant stockholders, the holders of 3,090,168 shares of our common stock may make requests that we register their shares, or include their shares in other registrations, under the Securities Act. These registration rights also extend to another 725,105 shares issuable upon the exercise of warrants. Including the shares not yet issued, these registration rights will cover approximately 26.5% of our outstanding shares of common stock, including shares issuable upon the exercise of warrants, after the offering. The above registration rights are in addition to the registration rights being utilized by the selling shareholders in this offering.

 ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     We are a Delaware corporation and are subject to Delaware law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless:

     o before such time the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested person owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers of the corporation and by certain employee stock plans; or

     o at or after such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

     A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person:

     o who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting stock, or

     o who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's outstanding voting stock within three years.

     The provisions of Delaware law described above would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of MAI Systems Corporation, even though such an attempt might be beneficial to us and our stockholders.

     Our certificate of incorporation and by-laws also:

     o eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty to the extent permitted by Delaware law; and

     o indemnify directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary.

     We believe that these provisions are necessary to attract and retain qualified directors and officers.

     Certain provisions of our restated certificate of incorporation and by-laws could have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by our board of directors. In addition, these provisions are also intended to ensure that the board of directors will have sufficient time to act in what the board of directors believes to be our best interests and the best interests of our stockholders.

     Our restated certificate of incorporation and by-laws also require that special meetings of our stockholders may be called only by the board of directors, the Chairman of the Board, or the President, and shall be called by the Secretary upon the request in writing of a stockholder or stockholders holding of record at least 51% of the voting power of the issued and outstanding shares of stock.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is Mellon Investor Services.

                         SHARES ELIGIBLE FOR FUTURE SALE

     At October 26, 2001, we had 13,691,085 shares of common stock outstanding and 1,740,667 additional shares issuable upon the exercise of outstanding warrants and options. All outstanding stock options have been issued to either our employees or directors pursuant to our 1993 employee stock option plan and our 1995 director stock option plan. The outstanding warrants have been issued at various times from 1995 to the present time, primarily to our executive officers and directors or their affiliates as compensation for their contributions to our financial performance.

     We believe that with the exception of the 3,231,333 shares registered in this registration statement, and approximately 3,125,168 other shares issued in private transactions which have the benefit of registration rights, the balance of our outstanding shares, representing approximately 54% of our total shares, are freely tradable. Upon registration of the shares owned by the selling shareholders, approximately 76% of our outstanding shares will be freely tradable, The remaining shares are either held by "affiliates," as defined under Rule 144 under the Securities Act of 1933, or are "restricted securities" under such rule. In such cases, shares may be sold pursuant to registration under the Securities Act, or to the extent permitted by Rule 144 or another exemption under the Securities Act.

     The approximate 3,125,168 shares issued in private transactions which carry registration rights were primarily acquired by three parties: (i) our Chairman, Richard S.Ressler in various purchases commencing in 1995; (ii) various shareholders of Hotel Information Systems, Inc. which we acquired in 1996; and
(iii) Canyon, pursuant to the exercise of warrants granted in 1997 in conjunction with the 11% subordinated notes acquired by Canyon.

     We filed for Chapter 11 bankruptcy protection on April 12, 1993. On January 27, 1994, our Plan of Reorganization became effective. A summary of the material features of the Plan of Reorganization is contained in our Annual Report on Form 10-K for the year ended December 31, 1993 under the heading "CHAPTER 11 BANKRUPTCY PROCEEDINGS." The aforementioned Annual Report on Form 10-K is incorporated by reference in this prospectus.

     Under the Plan of Reorganization, there was no recovery for holders of our $0.01 par value old common stock, and all classes of preferred stock outstanding prior to the effective date. The interests evidenced by these securities were extinguished by operation of the Plan of Reorganization. We commenced distribution of new common stock to holders of unsecured claims on April 14, 1994. Through June 30, 2001 , we had distributed 6,758,251 shares of common stock (approximately 49.4% of our current issued and outstanding shares) to our former creditors in settlement of all outstanding claims,

     The shares owned by the selling shareholders are restricted securities under the Securities Act of 1933, and may be sold only pursuant to a registration, including this one, or an applicable exemption, including Rule
144. Market sales of shares by existing shareholders or the availability of shares for future sale may depress the market price of our common stock.

                              SELLING SHAREHOLDERS

     The following shareholders are the selling shareholders in this offering. Pursuant to various registration rights agreements, these stockholders have certain registration rights and this prospectus has been prepared and filed in accordance with these agreements.

     This table provides information about the selling shareholders and the shares that may be offered by them for sale to the public either (i) upon effectiveness of this registration, or (ii) through their compliance with the terms and conditions of Rule 144.

                                          Shares of Common stock                  Shares of Common stock
                                        Beneficially Owned Before                to be Beneficially Owned
          Name and                            The Offering                         After the Offering(1)
         Address of                      -----------------------   Shares to     ------------------------
      Beneficial Owner                     Number     Percent(1)    be Sold      Number           Percent
  ------------------------               ---------    ----------   ---------     ------           -------
SELLING SHAREHOLDERS:

CSA (2)                                  2,433,333      17.8%      2,433,333        --               --
MCI WORLDCOM                               100,000       0.7%        100,000        --               --
Communications, Inc.(3)
Cyntergy Corporation(4)                    299,000       2.2%        299,000        --               --
Innovative Hospitality Solutions(5)         84,000       0.6%         84,000        --               --
Information Technology Resources(6)        190,000       1.4%        190,000        --               --
ePartners, Inc. (7)                        125,000       0.9%        125,000        --               --
                                         ---------      ----       ---------      ----             ----
TOTALS                                   3,231,333      23.6%      3,231,333        --               --
                                         =========      ====       =========      ====             ====

-------------
(1) Based on 13,691,085 shares of common stock outstanding as of October 26 2001. Information on shares owned after the offering assumes that all the shares being registered are sold.

(2) The shares are held by CSA Private Limited ("CSA") whose address is 221 Henderson Road, 08-01, Henderson Building, Singapore 0315. The entity having investment control over the shares issued to CSA is Computer Sciences Corp., a public company (NYSE symbol: CSC).

(3) MCI WORLDCOM Communications, Inc. ("MCI") has its principal place of business at 500 Clinton Center Drive, Clinton, Mississippi 39056. MCI is a public company (NASDAQ symbol: WCOM).

(4) Cyntergy Corporation ("Cyntergy") has its principal place of business at 656 Quince Orchard Road, 7th Floor, Gaithersburg, MD 20878. The person having investment control over the shares issued to Cyntergy is Robert Grimes.

(5) Innovative Hospitality Solutions, Inc. ("IHS") has its principal place of business at 1120 Hamilton Street, Suite 307, Vancouver, BC, Canada V6B 2S2. The entity having investment control over the shares issued to IHS is Innovative Hospitality Solutions Corporation (which is controlled by Paul Andronik and Neil Holm).

(6) Information Technology Resources, Inc. ("ITR") has its principal place of business at 6722 Orangethorpe, Suite 300, Buena Park, CA 90622-5003. The shares are being issued to ITR pursuant to a mutual release agreement entered into on January 9, 2001. The person having investment control over the shares issued to ITR is Gary Gray.

(7)  ePartners, Inc. ("ePartners") has its principal place of business at 1304
     W. Walnut Hill Lane, Suite 300, Irving, TX 75030. The person and entities having investment control over the shares issued to ePartners are Robert Kunkoski,.Austin Ventures, Liberty Mutual Group, and Texas Growth Fund. Austin Ventures is a private venture capital firm located at 701 North Brazos Street, Suite 1400, Austin, TX 78701, where the responsible executive is Blaine Wesner. Liberty Mutual Group is an insurance and financial services company which has invested in ePartners through its venture capital division located at 175 Berkeley Street, Boston, Mass 02117, where the responsible executive is Ronald Ulich. Texas Growth Fund is a private equity fund managed by TGF Management Corp. and located at 111 Congress Avenue, Suite 2900, Austin, TX 78701, where the responsible executive is Brent Humphries.

CIRCUMSTANCES UNDER WHICH SELLING SHAREHOLDERS ACQUIRED SHARES

     Set forth below is a summary of the circumstances that led to the issuance of our common stock to the selling shareholders. In each case the shares were issued shortly after the execution of the respective settlement agreements. Pursuant to the terms of the settlements, we have applied to have the shares listed on the American Stock Exchange and to be registered with the Commission pursuant to this registration statement so that the shares may be freely tradable.

CSA

     On August 9, 1996, we acquired from Hotel Information Systems, Inc. ("HIS") substantially all their assets and certain of their liabilities. At the time of our acquisition of HIS in 1996, CSA was a shareholder of HIS and, in connection with the purchase, we agreed to issue to CSA shares of our common stock worth approximately $4.8 million in August 1996, which amount had increased to approximately $6.9 million as of January 31, 2001, pursuant to the agreement. In October 1998 CSA filed a lawsuit against us to compel issuance and registration of such shares. We also granted CSA demand registration rights. Pursuant to a settlement agreement entered into in May 1999, we agreed to file a registration statement with the SEC for the purpose of registering CSA's shares. Because we did not conclude the S-1 registration statement filing by the November 1, 1999 deadline, CSA initiated a second lawsuit in January 2000 to enforce the settlement agreement and secure injunctive relief through court order to cause us to file the registration statement. We entered into a second settlement agreement with CSA on February 21, 2001. In the settlement agreement, we agreed to take the following steps: (i) issue CSA additional shares of our common stock to bring CSA's total shareownership to 2,433,333 shares; (ii) promptly file a registration statement for all of CSA's shares of our common stock; and (iii) execute a secured promissory note in favor of CSA in the principal sum of $2,800,000 which is subordinate only to our present group of two senior secured lenders, requires cash installment payments to commence June 1, 2002 and matures October 1, 2003. The shares and debt instrument have been issued to CSA as required by the second settlement agreement. The agreement has an effective date of December 1, 2000 so that CSA was entitled to accrued interest on the promissory note from December 1, 2000, which was the approximate date of the parties' initial agreement to settle the litigation. Thereafter it took about 90 days for the attorneys to structure the settlement agreement, note and security agreement for final execution. The closing price of our common stock on February 21, 2001 was $0.45 per share, which places a value on this settlement of approximately $3.9 million, including.the $2,800,000 promissory note.

MCI

     MCI provided frame-based networking services to us for the period from March 1996 through March 2000, and telecommunications services for the period from January 1998 through March 2000. A dispute arose concerning the value of such services and amounts allegedly due MCI for the services rendered to us. MAI contended that in certain circumstances its was either over-charged for the services or the services were not adequately performed and MCI denied these allegations To resolve this dispute 100,000 shares were issued to MCI, together with a promissory note which provides for payment of $144,000 over 18 months, pursuant to a settlement agreement entered into on February 7, 2001. The closing price of our common stock on February 7, 2001 was $0.45 per share which places a value on this settlement of approximately $189,000, including the promissory note.

Cyntergy

     Cyntergy provided software application training and installation services to us during certain periods from July 1999 through December 2000. A dispute arose concerning the value of such services and amounts allegedly due Cyntergy under an existing services contract. MAI contended that in certain circumstances its was either over-charged for the services or the services were not adequately performed and Cyntergy denied these allegations. To resolve this dispute 299,000 shares were issued to Cyntergy pursuant to a mutual release agreement entered into on January 9, 2001. The closing price of our common stock on January 9, 2001 was $0.22 per share, which places a value on this settlement of approximately $166,000, including the cash portion of $100,000.

IHS

     IHS provided consulting, training and marketing services to us for the period from October 1999 through December 2000. A dispute arose concerning the value of such services provided to us and amounts allegedly due IHS under an existing services contract. MAI contended that in certain circumstances its was either over-charged for the services or the services were not adequately performed and IHS denied these allegations To resolve this dispute 84,000 shares were issued to IHS pursuant to a mutual release agreement entered into on January 9, 2001. The closing price of our common stock on January 9, 2001 was $0.22 per share, which places a value on this settlement of $74,480, including the cash portion of $56,000.

ITR

     ITR provided systems integration, systems installation and help desk and software support services to us for the period from March 1999 through March 2000. A dispute arose concerning the value of such services provided to us and amounts allegedly due ITR under an existing contract. MAI contended that in certain circumstances its was either over-charged for the services or the services were not adequately performed and ITR denied these allegations. To resolve this dispute 190,000 shares were issued to ITR pursuant to a mutual release agreement entered into on January 9, 2001. The closing price of our common stock on January 9, 2001 was $0.22 per share which places a value on this settlement of $66,800, including the cash portion of $25,000.

ePartners (formerly TexSys RD Corporation)

     ePartners provided certain consulting and software installation services to us during the period from February 1999 through December 1999. A dispute arose concerning the value of such services provided to us and amounts alleged due to ePartners for services performed at our home office and off-site at various hotel locations. MAI contended that in certain circumstances its was either over-charged for the services or the services were not adequately performed and ePartners denied these allegations. To resolve this dispute 125,000 shares were issued to ePartners, pursuant to a mutual release and settlement agreement entered into on February 19, 2001. The closing price of our common stock on February 19, 2001 was $0.45 per share which places a value on this settlement of $81,250, including the cash portion of $25,000. .

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the selling shareholders of up to 3,231,333 shares of common stock.

     The selling shareholders may sell shares of common stock from time to time directly to purchasers. Alternatively, they may from time to time offer the shares of common stock to or through dealers or agents, and they may receive compensation in the form of commissions or discounts from the selling shareholders or commissions from the purchasers from whom they may act as an agent. The selling shareholders and any dealers or agents that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profits and commissions or discounts received by them may be considered to be underwriting compensation under the Securities Act. The selling shareholders may also dispose of the shares by writing options on the shares or by settling short sales of the shares.

     The selling shareholders may distribute the shares from time to time in one or more underwritten transactions at a fixed price, at market prices prevailing at the time of sale or at negotiated prices. An underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or commissions from the purchasers. Underwriters may sell shares of common stock to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers.

     At the time a particular offer of shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents, any commissions or discounts, and any other required information. The shares of common stock may be sold from time to time at varying prices determined at the time of sale.

     The selling shareholders may also sell the shares of common stock pursuant to Rule 144 under the Securities Act.

     In some states the shares of common stock may be sold only through registered or licensed brokers or dealers.

     We will pay the expenses incident to the registration, offering and sale of the shares, which are estimated at approximately $40,000, other than the discounts, concessions or commissions. We have agreed to indemnify the selling shareholders and any underwriters and their controlling persons against liabilities under the Securities Act.

     Other than in the United States, we and the selling shareholders have not taken any action in any jurisdiction that would permit a public offering of our common stock. No offer or sale of shares of our common stock may be made in any jurisdiction outside the United States, except under circumstances that will result in compliance with the applicable laws of that jurisdiction. We and the selling shareholders require persons to whom this prospectus comes to inform themselves about, and to observe, any restrictions as to the offering of shares of our common stock and the distribution of this prospectus in jurisdictions outside the United States.

     The shares of common stock offered by this prospectus may not be offered or sold in or into the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. This prospectus may only be issued or passed on in or into the United Kingdom to any person to whom this prospectus may lawfully be issued or passed on by reason of, or of any regulation made under, Section 58 of the Financial Services Act 1986.

                             VALIDITY OF SECURITIES

     The validity of the shares of common stock offered hereby will be passed upon for us by David M. Griffith, Esq., our general counsel. Mr. Griffith currently holds a warrant to acquire 25,000 shares of our common stock.

                                     EXPERTS

     The financial statements and schedule of MAI Systems Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Our annual, quarterly and special reports, proxy statements and other information are filed with the SEC as required by the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the Internet web site address: http://www.sec.gov.

     Our common stock is listed on the American Stock Exchange, and you may also inspect and copies these reports, proxy statements and other information at the Offices of The American Stock Exchange, 33 Whitehall Street, 9th Floor, New York, NY 10004.

     This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information incorporated by reference is considered part of this prospectus, and any information filed by us with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporated by reference the following documents filed with the
SEC:

     o Our annual report on Form 10-K for the year ended December 31, 2000, as amended by our Amendment No. 1 to Form 10-K for the year ended December 31, 2000 as filed with the SEC on October 26, 2001.

     o Our quarterly reports on Form 10-Q for the three months ended March 31, 2001 and the six months ended June 30, 2001.

     We also incorporate by reference documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

     We will provide without charge to each person to whom a prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference other than exhibits to those documents. Requests should be addressed to: General Counsel, MAI Systems Corporation, 9601 Jeronimo Road, Irvine, CA 92618.

     WE HAVE NOT AUTHORIZED ANYBODY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING, EXCEPT FOR THE CONTENTS OF THIS PROSPECTUS, THE INCORPORATED DOCUMENTS AND ANY RELATED PROSPECTUS SUPPLEMENT. YOU SHOULD NOT RELY ON ANY OTHER INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER OR SOLICITATION RESPECTING THOSE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE THAT OFFER OR SOLICITATION. THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT AND ANY DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, SPEAK AS OF THEIR RESPECTIVE DATES. THERE MAY BE CHANGES AFFECTING OUR BUSINESS AND OUR COMPANY AFTER THE DATES OF THOSE DOCUMENTS.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

     Securities and Exchange Commission Registration Fee      $   392
     Blue Sky Qualification Fees and Expenses*                  2,000
     AMEX Listing Fee                                          17,500
     Transfer Agent and Registrar Fees*                         2,000
     Legal Fees and Expenses*                                  10,000
     Accounting Fees and Expenses*                              4,000
     Printing Expenses*                                         2,000
     Miscellaneous*                                             2,108
                                                              -------
     Total                                                    $40,000
                                                              =======

------------
*  Estimated

Item 15. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify the officers and directors of the Company, under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. The Company's Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permitted by law.

Item 16. Exhibits.

 2.1* First Amended Joint Chapter II Plan of Reorganization of MAI Systems Corporation, Brooke Acquisition Corp. and CLS Software, Inc., as confirmed by the United States Bankruptcy Court for the District of Delaware, on November 13, 1993, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated January 15, 1994.

 2.2* Consent Order Modifying Confirmed Plan of Reorganization and Fixing Effective Date, as entered by the United States Bankruptcy Court for the district of Delaware on January 27, 1994, as filed as Exhibit 2.2 to the Registrant's Current Report on form 8-K dated February 9, 1994.

 3.1* Amended and Restated Certificate of Incorporation of MAI Systems Corporation, filed as Exhibit 3.1 to the Company's 1996 Annual Report on Form 10-K.

 3.2* Amendment No. 1 to the Amended and Restated Certificate of Incorporation of MAI Systems Corporation, filed as Exhibit 3.2 to the Company's 1996 Annual Report on Form 10-K.

 3.3* By-laws of MAI Systems Corporation, filed as Exhibit 2(b) to the Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on February 24, 1994.

 3.4* Amendment No. 2 to the Amended and Restated Certificate of Incorporation of MAI Systems Corporation, filed as Exhibit 3.4 to the Company's 1998 Annual Report on Form 10-K.

 5.1      Opinion of David M. Griffith, general counsel to the Company.

10.1** Warrant Agreement between David M. Griffith and MAI Systems Corporation dated February 2, 2001

23.1      Consent of KPMG LLP

24.1      Power of Attorney (included on page II-4)

-------------
*  Previously filed with the Commission on March 22, 2001.

** Previously filed with the Commission on August 13, 2001

Item 17. Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs
                 (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California, on the 26th day of October, 2001.


                                           MAI SYSTEMS CORPORATION
                                                 (Registrant)

                                           By: /s/ W. Brian Kretzmer
                                               ---------------------------------
                                                   W. Brian Kretzmer
                                                   Chief Executive Officer,
                                                   President and Secretary,
                                                   Principal Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of W. Brian Kretzmer and James W. Dolan, his true and lawful attorneys-in-fact and agents, with full power or substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities indicated and on October 26 , 2001.


/s/ Richard S. Ressler       Chairman of the Board            Date: October 26, 2001
--------------------------   and Director
    Richard S. Ressler


/s/ W. Brian Kretzmer        Chief Executive Officer,         Date: October 26, 2001
--------------------------   President and Secretary,
    W. Brian Kretzmer        Principal Executive Officer


/s/ James W. Dolan           Chief Financial and Operating    Date: October 26, 2001
--------------------------   Officer, Principal Financial
    James W. Dolan           and Accounting Officer


/s/ Morton O. Schapiro       Director                         Date: October 26, 2001
--------------------------
    Morton O. Schapiro


/s/ Zohar Loshitzer          Director                         Date: October 26, 2001
--------------------------
    Zohar Loshitzer


/s/ Stephen Ross             Director                         Date: October 26, 2001
--------------------------
    Stephen Ross


/s/ Steven F. Mayer          Director                         Date: October 26, 2001
--------------------------
    Steven F. Mayer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 2.1* First Amended Joint Chapter II Plan of Reorganization of MAI Systems Corporation, Brooke Acquisition Corp. and CLS Software, Inc., as confirmed by the United States Bankruptcy Court for the District of Delaware, on November 13, 1993, filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated January 15, 1994.

 2.2* Consent Order Modifying Confirmed Plan of Reorganization and Fixing Effective Date, as entered by the United States Bankruptcy Court for the district of Delaware on January 27, 1994, as filed as Exhibit 2.2 to the Registrant's Current Report on form 8-K dated February 9, 1994.

 3.1* Amended and Restated Certificate of Incorporation of MAI Systems Corporation, filed as Exhibit 3.1 to the Company's 1996 Annual Report on Form 10-K.

 3.2* Amendment No. 1 to the Amended and Restated Certificate of Incorporation of MAI Systems Corporation, filed as Exhibit 3.2 to the Company's 1996 Annual Report on Form 10-K.

 3.3* By-laws of MAI Systems Corporation, filed as Exhibit 2(b) to the Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on February 24, 1994.

 3.4* Amendment No. 2 to the Amended and Restated Certificate of Incorporation of MAI Systems Corporation, filed as Exhibit 3.4 to the Company's 1998 Annual Report on Form 10-K.

 5.1      Opinion of David M. Griffith, general counsel to the Company.

10.1** Warrant Agreement between David M. Griffith and MAI Systems Corporation dated February 2, 2001

23.1      Consent of KPMG LLP

24.1      Power of Attorney (included on page II-4)

-------------
*  Previously filed with the Commission on March 22, 2001.

** Previously filed with the Commission on August 13, 2001